January 14, 2011

Dominic Minore

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Pinnacle Capital Management Funds Trust (the “Trust”) (File Nos. 811-22445 and 333-168469)

Dear Mr. Minore:

On December 3, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 1 to the Investment Company Act of 1940, as amended, (collectively, the “Amendment”) to its registration statement.  On January 11, 2011, you provided comments relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.  Additionally, enclosures to this letter for your convenience are marked copies of the prospectus and statement of additional information for the Trust.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing another amendment to its registration statement to reflect the staff comments.

PROSPECTUS

Front Cover Page

1.

Comment:

If the Fund has a ticker symbol, include it on the front cover of the prospectus.

Response:

As noted in our prior response, the Trust has been advised that it may not obtain a ticker symbol until it has reached certain thresholds in terms of assets, shareholder or time.  Once the Fund reaches one of those thresholds and is eligible to obtain a ticker symbol, it will attempt to do so and it will supplement the prospectus and statement of additional information with that information.

Summary - The Principal Investment Strategies of the Fund

2.

Comment:

In the first paragraph, last sentence, please indicate whether 40% target or the 25% target is for equity securities.

Response:

The Trust has revised the disclosure in this paragraph to clarify that the 40% ratio is the target level and the 25% is the minimum level for fixed income investments.

3.

Comment:

In the third paragraph, last sentence, please disclosure the maximum percentage of the Fund’s assets that may be invested in the commodity based ETFs described therein.  In the alternative, disclose that there is no limitation on the Fund with respect to these types of investments.

Response:

The Trust has revised the disclosure as you have requested.

4.

Comment:

In the penultimate and last paragraphs, clarify in the latter portions of those paragraphs that the sell decisions relate to the equity and fixed income portions of the Fund’s portfolio.

Response:

In light of the duplicative disclosure, the Trust has combined the last and penultimate paragraphs in a manner so as to clarify the disclosure.

Summary - The Principal Risks of Investing in the Fund

5.

Comment:

 To the extent the Fund will invest in rated securities, consider adding conflicts disclosure relating to credit rating agencies.  Specifically, consider disclosing that the credit rating agencies are paid by the issuers, that a rating is not always a predictor of risk, that an investor could lose money in an investment grade security, and that there is often a lag between events that cause a downgrade of a particular security and the actual downgrading.

Response:

The Trust has revised the disclosure as you have requested.

6.

Comment:

The Fund discloses derivatives and leverage risks, yet there is no corresponding strategies disclosure.  To the extent the Fund may use derivatives, please add appropriate disclosure to the strategies disclosure.  Include in any such disclosure any maximum percentage of the Fund’s assets that maybe invested in derivatives or in the alternative state that there is no limitation.  Additionally, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute date July 30, 2010 (the “ICI Letter”).

Response:

The Trust has removed the derivatives and leverage risks as it does not believe these risks are principal risks.

 7.

Comment:

Please consider adding a management risk factor if there is no prior experience managing mutual funds.

Response:

The Trust has revised the disclosure as you have suggested.

The Investment Selection Process Used By the Fund

8.

Comment:

The 5th and 6th paragraphs appear to be duplicative.  Consider whether it is appropriate to delete one of these paragraphs.

Response:

The Trust has revised the disclosure as you have suggested.

9.

Comment:

 To the extent your responses to comments provided with respect to disclosure provided in the summary section for the Fund’s prospectus have corresponding disclosure provided in response to Item 9 of Form N-1A, please make such conforming changes as appropriate.

Response:

The Trust has revised the disclosure as you have requested.

Historical Performance of Accounts Similar to the PCM Balanced Fund

10.

Comment:

Please use a term other than “PCM Balanced Portfolio” to describe the related performance as this term may be confusing to investors.

Response:

The Trust has revised the disclosure as you have requested.

11.

Comment:   State whether or not the performance presented is calculated utilizing SEC standardized calculation methodologies and disclose that had such method been used performance results likely would have been different.  Also disclose whether or not the performance is presented in conformity with Global Investment Performance Standards.

Response:  The Trust has revised the disclosure as you have requested.

12.

Comment:   In the first paragraph disclose whether all accounts that have been managed by the Adviser utilizing the investment objective, strategies and policies that are substantially similar to those that will be utilized by the Fund are represented in the composite performance.  If not, state that the exclusion of any accounts not represented in the composite would not have materially changed the performance presentation.

Response:  The Trust has revised the disclosure as you have requested.

13.

Comment:   In the last sentence of the first paragraph state that the composite return is presented net of actual fees and expenses, including sales loads and/or placement fees.

Response:  The Trust has revised the disclosure as you have requested.

14.

Comment:   In the fourth sentence of the second paragraph, break the sentence into two sentences and in the second sentence state in plain English that had the Fund’s expense been used to calculate the composite performance, that performance would have been lower.

Response:  The Trust has revised the disclosure as you have requested.

15.

Comment:   The composite performance should be presented as an average annual total return and may not be presented as an “annualized” return.  Also update the performance for the entire year of 2010 if such performance is available.

Response:

The Trust has revised the disclosure as you have requested.

16.

Comment:   In the disclosure following the composite performance table, revise the second sentence to clarify that the performance is presented “net” of all fees and that such performance is not a gross presentation.

Response:

The Trust has revised the disclosure as you have requested.

17.

Comment:   In penultimate sentence in the disclosure following the composite performance table, please advise the staff in a correspondence letter whether this statement is not intended to qualify the prior statement that the accounts represented in the composite represent accounts that are managed utilizing objectives, strategies and policies that are substantially similar to those that will be utilized by the Fund.  Additionally, insert the word, “individual” before the term “account performance” in the final clause of this sentence.

Response:

The Trust confirms that the disclosure is not intended to qualify the prior statement that the accounts represented in the composite represent accounts that are managed utilizing objectives, strategies and policies that are substantially similar to those that will be utilized by the Fund.  The Trust has made the other edit that you have requested.

Investing in the Fund

18.

Comment:   In the first sentence of the first paragraph of this section, changed the phrase, “through the Distributor” to “directly from the Fund.”

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

19.

Comment:   With respect to the “Securities Lending” disclosure, please add disclosure that with respect to any collateral is reinvested, the Fund will typically absorb losses on such reinvestments, but that the collateral agent shares in gains.

Response:  The Trust has revised the disclosure as you have requested.

20.

Comment:  With respect to the “Reverse Repo” disclosure, add disclosure to the effect that these transactions are basically a borrowing.

Response:  The Trust has revised the disclosure as you have requested.

Response Letter of December 3, 2010

21.

Comment:  Provide the disclosure described in comment #20 in the Statement of Additional Information.

Response:  The Trust has revised the disclosure as you have requested.

22.

Comment:   With respect to comment #50, disclose in the Statement of Additional Information that with respect to reinvested collateral, income earned may be split with a collateral agent.

Response:  The Trust has revised the disclosure as you have requested.

23.

Comment:   With respect to comment #58, add disclosure to the Statement of Additional Information describing the types of activities that are permitted by the Investment Company Act of 1940 (and the interpretations) that would not be considered senior securities.

Response:  The Trust has revised the disclosure as you have requested.

Exhibits - Opinion

24.

Comment:   Update the opinion to the current date and update the second paragraph to reference pre-effective amendment #2.

Response:  The Trust will include another opinion in its next filing of an amendment to its registration statement that contains the edits you have suggested.

25.

Comment:   Add disclosure to the Statement of Additional Information that consistent with the statements contained in the seventh paragraph of the opinion.

Response:  The Trust has revised the disclosure as you have requested.

30.

Comment:   In the penultimate paragraph, ad the clause “and the judicial interpretations thereof” to the end of the sentence.

Response:  The opinion will be revised as you have requested.

*

*

 *

The Trust acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Enclosures (2)